

BNP PARIBAS

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22





09045639

11th December 2009

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re: Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 27th March 2009 Extraordinary General Meeting convening notice and proxy solicitation.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

Enclosure: 27th March 2009 Extraordinary General Meeting convening notice,
ADR proxy solicitations,
Acknowledgement of receipt

3/26

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the meeting and request an admission card : date and sign at the bottom of the form.*

B. ▯ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I wish to use the postal voting form or the proxy form as specified below.*



BNP PARIBAS

S A au Capital de € 1.824.192.214
Siège Social :16, boulevard des Italiens
75009 PARIS
662 042 449 R.C.S PARIS

ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE convoquée pour le vendredi 27 mars 2009 à 15 h 30 au CNIT, 2 place de La Défense - 92090 PARIS LA DEFENSE.

***EXTRAORDINARY GENERAL MEETING** to be held on Friday March 27, 2009 at 3:30 p.m. at the CNIT, 2 place de La Défense - 92090 PARIS LA DEFENSE.*

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* (VS / *single vote*; VD / *double vote*); Porteur / *Bearer*

Nombre de voix / *Number of voting rights*

▯ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*

Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à **l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

1	2	3	4	5	6	7	8	9
▯	▯	▯	▯	▯	▯	▯	▯	▯
10	11	12	13	14	15	16	17	18
▯	▯	▯	▯	▯	▯	▯	▯	▯
19	20	21	22	23	24	25	26	27
▯	▯	▯	▯	▯	▯	▯	▯	▯
28	29	30	31	32	33	34	35	36
▯	▯	▯	▯	▯	▯	▯	▯	▯
37	38	39	40	41	42	43	44	45
▯	▯	▯	▯	▯	▯	▯	▯	▯

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■.

	Oui *Yes*	Non/No *Abst/Abs*		Oui *Yes*	Non/No *Abst/Abs*
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* .. ▯
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* .... ▯
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... ▯
pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf*

▯ JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING

date and sign at the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

▯ JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) pour me représenter à l'assemblée

*I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions ne seront valides que si elles sont directement enregistrées par l'établissement financier qui tient votre compte de titres.

CAUTION : If you're voting bearer securities, the present instructions will only be valid if they are directly registered with your custodian bank.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

le 26/03/2009 à 15 h, heure de Paris / *on March 26, 2009, on 3 p.m., Paris time*

à / *at* BNP PARIBAS SECURITIES SERVICES, GCT Assemblées, Immeuble Tolbiac, 75450 PARIS Cedex 09

Date & Signature



UTILISATION DU DOCUMENT

A. L'actionnaire désire assister personnellement à l'Assemblée. Dans ce cas, il doit, au recto du document, cocher la case A puis dater et signer au bas du formulaire.

B. A défaut, l'actionnaire peut utiliser le formulaire de vote *. Dans ce cas il doit, au recto du document, cocher la case B et choisir l'une des trois possibilités :

⇨ Voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire) ⇨ donner pouvoir au Président de l'Assemblée Générale (dater et signer au bas du formulaire sans remplir) ⇨ donner pouvoir à une personne denommee (cocher et compléter la case appropriee, puis dater et signer au bas du formulaire).

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d'imprimerie), prenom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demande au signataire de les vérifier et, éventuellement, de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
Si le signataire n'est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, Intermédiaire Inscrit, etc.) il doit mentionner ses nom, prénom (ou dénomination sociale) et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (R. 225-77 al. 3 du Code de commerce).

VOTE PAR CORRESPONDANCE

(3) Article L 225-107 du Code de Commerce :

«I - Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixees par décret (...). Les dispositions contraires des statuts sont réputées non écrites.
Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixes par décret (...). Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.

II - Si les statuts le prevoient, sont réputés présents pour le calcul du quorum et de la majorité les actionnaires qui participent à l'assemblée par visioconférence ou par des moyens de télécommunication permettant leur identification et dont la nature et les conditions d'application sont déterminées par décret en Conseil d'État.»

⇨ Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :

- **Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
  - soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case.
  - soit de voter "non" ou de vous "abstenir" (ce qui equivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.
- **Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
  - de voter résolution par résolution en noircissant la case correspondant à votre choix.

En outre, pour le cas où des amendements aux résolutions présentees ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondante à votre choix.

POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR A UNE PERSONNE DENOMMÉE

(2) Article L 225-106 du Code de Commerce :

«Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représentés à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée générale des actionnaires, le Président du conseil d'administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article L 225-102 du Code de Commerce afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L 225-23 ou de l'article L 225-71 (du Code de Commerce), l'Assemblée générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société; cette consultation est également obligatoire lorsque l'assemblée générale extraordinaire doit se prononcer sur une modification des statuts en application de l'article L.225-23 ou de l'article L.225-71. Les clauses contraires aux dispositions des alinéas précedents sont réputées non écrites.

Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolutions. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant.»

Article L. 228-1 du Code du Commerce (7e et 8e alinéas) : «Toutefois, lorsque des titres de capital de la société ont ete admis aux négociations sur un marché réglementé et que leur propriétaire n'a pas son domicile sur le territoire français, au sens de l'article 102 du Code civil, tout intermédiaire peut être inscrit pour le compte de ce propriétaire. Cette inscription peut être faite sous la forme d'un compte collectif ou en plusieurs comptes individuels correspondant chacun à un propriétaire. L'intermédiaire inscrit est tenu, au moment de l'ouverture de son compte auprès soit de la société émettrice, soit de l'intermédiaire financier habilité teneur de compte, de déclarer, dans les conditions fixées par décret, sa qualité d'intermédiaire détenant des titres pour le compte d'autrui.»
Article L. 225-107-1 du Code du Commerce : «Les propriétaires de titres mentionnés au septième alinéa de l'article L. 228-1 peuvent se faire représenter dans les conditions prévues audit article par un intermédiaire inscrit.»

* Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (R. 225-81 2° du Code de commerce). Ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (R. 225-81 8° du Code de commerce). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

A. If the shareholder wishes to attend to the meeting personally, tick box A on the front of this form. Please also date and sign at the bottom of this form.

B. If the shareholder cannot personally attend the General Meeting, he / she may use this form as a postal vote*. In this case tick box B on the front of this form and choose one of the three possibilities:

⇨ Use the postal voting form (tick the appropriate box, date and sign below) ⇨ Give your proxy to the Chairman of the meeting (date and just sign at the bottom of this form without filling in) ⇨ Give your proxy to another shareholder (tick and fill in the appropriate box, date and sign at the bottom of this form).

WHICHEVER OPTION IS USED the shareholder's signature is necessary

(1) The shareholder should write his exact name and address in block letters in the space provided for ; if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian, registered intermediary, etc.), please specify your first and last name (or corporate name) and the capacity in which you are signing this form.
The form sent for one Meeting will be valid for all Meetings subsequently convened with the same agenda (art. R. 225-77 paragraph 3 of the French commercial code).

MAILING VOTING FORM

(3) Article L 225-107 of the French Commercial Code :

«I - A shareholder can vote by post by using a mailing voting form in accordance with applicable regulation. Anything contrary set forth in the by-laws is deemed null and void.
For quorum calculation purpose, only the forms received by the Company before the meeting, and within the time limit and conditions determined in accordance with applicable regulation, are taken into account. The forms giving no voting direction or indicating abstention are deemed to vote against.

II - Shareholders participating to the Shareholders' Meeting by videoconference systems or through telecommunication means enabling their identification and fulfilling characteristics determined by French regulation enacted through French Council are deemed present at this meeting for the calculation of the quorum and the majority, if and when so permitted by the by-laws.»

⇨ If you wish to use the mailing voting form, you must tick the box on the front of this form: "I VOTE BY POST"
In such event, please comply with the following instructions :

- **For the resolutions proposed or agreed by the Supervisory Board or the Management Board, you can :**
  - either vote "for" for all the resolutions by leaving the boxes blank;
  - or vote "against" or "abstention" (which is equivalent to voting against) by shading boxes of your choice
- **For the resolutions not agreed by the Supervisory Board or the Management Board, you can :**
  - vote resolution by resolution by shading the appropriate boxes.

Furthermore, in case of amendments or new resolutions during the shareholder meeting, you are requested to choose between three possibilities (proxy to the chairman of the meeting, or abstention, or proxy to another shareholder) by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) Article L 225-106 of the French commercial Code : «A shareholder can have himself/herself represented by another shareholder of by his/her spouse.

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations than those laid down by the law or by the by-laws fixing the maximum number of votes to which a same person is entitled both in his/her own name or under a proxy. Before each shareholder's meeting, the Chairman of the Board of Directors or the Executive Board, as the case may be, can consult the shareholders listed in article L 225-102 of the French Commercial Code in order to allow them to designate one or several proxies to represent them at the shareholders meeting in accordance with this article. Such consultation is mandatory when the by-laws, having been modified pursuant to articles L 225-23 or L 225-71 (of the French Commercial Code), require the shareholders' ordinary meeting to appoint to the Board of Directors or the Supervisory Board one or more employee shareholders or members of the Supervisory Board of a employee shareholding mutual fund holding shares in the company; such consultation is also compulsory when the Shareholders' Meeting is asked to consider an amendment to the by-laws pursuant to Article L.225-23 or Article L.225-71. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed null and void.

When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of proposed resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all other proposed resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.»

Article L. 228-1 (7th and 8th paragraphs) of the French Commercial code: «However, if the owner of stock securities listed on a regulated stock exchange is not a French resident within the meaning of article 102 of French civil code, any intermediary can be registered on the behalf of this owner. Such registration can be completed through a collective account, or as several individual accounts which correspond, respectively, to one securities owner. The registered intermediary is required, at the time it opens its account with either the company or the accredited securities agent with which securities accounts are kept, to declare in compliance with conditions set forth by French regulation that it acts as an intermediary holding securities on the behalf of third party.»
Article L. 225-107-1 of the French Commercial code: «Owners of securities referred to in seventh paragraph of Article L. 228-1 can be represented by a registered intermediary in the conditions set forth in said article.»

* The text of the resolutions are in the meeting notice which is sent with this proxy (R. 225-81 2° of the French commercial code). Please do not use both "I VOTE BY POST" and "I HEREBY APPOINT" (225-81 8° of the French commercial code). The French version of this form prevails and the English translation is for convenience only.

NB : If any information included in this form is used for a computerized nominative file, it is protected by the provisions of the French law 78-17 of January 6, 1978, including rights of access and alteration that can be exercised by the person concerned.

CONVENING NOTICE


2009

EXTRAORDINARY GENERAL MEETING

The shareholders of BNP Paribas are convened by the Board of Directors to the Extraordinary General Meeting on:

Friday, March 27th, 2009

at 3:30 p.m. at the CNIT de Paris La Défense
2, place de La Défense – 92090 Paris La Défense

You will find enclosed the main decisions and the agenda of the Meeting, also available on the Internet:
http://invest.bnpparibas.com

Protect the environment by using Internet to participate in our General Shareholders Meeting! For that purpose, please get connected to www.gisproxy.bnpparibas.com to forward us your instructions! All the details in page 4!



BNP PARIBAS

Société anonyme with capital of €1.824.192.214
Head Office: 16, boulevard des Italiens,
75009 Paris – 662 042 449 R.C.S. Paris



Overview



Agenda

- Report of the Board of Directors, special reports of the Statutory Auditors and report of the Contribution Auditors;
- Approval of the creation of a new share category consisting of preferred shares and resulting modification to the Articles of Association;
- Authorization to be granted to the Board of Directors to issue preferred shares in favour of the *Société de Prise de Participation de l'État*;
- Authorization to be granted to the Board of Directors to carry out transactions reserved for members of the Bank's Corporate Savings Plan;
- Authorization to be granted to the Board of Directors to increase capital by incorporation of reserves or retained earnings, issuance premiums or capital contribution;
- Powers in respect of legal and administrative formalities.



How to participate
in our General Meeting?

BNP Paribas is providing you with the possibility of transmitting your instructions via the Internet prior to the General Meeting [1]. Investors therefore have an additional means of taking part in the Meeting, and will thus be able to benefit from all the possibilities available on the voting form via a secure Web site specifically set up for this purpose. You will be able to request an admission pass, vote by correspondence, or give a proxy to the Chairman, your spouse or another shareholder that can be either an individual or a legal entity.

Access to the Web site is protected by an ID number and a password. Moreover, all data transfers are encoded to ensure your vote's confidentiality.

If you would like to take advantage of this method of transmitting your instructions, please follow the recommendations below, under the heading **"Via the Internet"**; if not, please see the section entitled **"Using the hardcopy form".**

Via the Internet

BNP Paribas is offering its shareholders the possibility of voting via the Internet prior to the Extraordinary General Meeting [1] under the conditions described below:

Registered shareholders

- Holders of **pure registered shares** who wish to vote via the Internet prior to the Meeting, must use the ID number and password that already allow them to access their account data on the GISNOMI Web site. They will thus be able to log on to the General Meeting's secure dedicated Web site. The Shareholder then simply follows the instructions displayed on the screen.

- Holders of **administered registered shares** shall use the login on the top right corner of the voting form to access the Shareholders' Meeting dedicated website. Then, the shareholder will have to follow the instructions on the screen in order to receive, first his/her ID number by post, then a password through a following mail.

Holders of bearer shares

Holders of bearer shares who wish to vote via the Internet prior to the General Meeting must get in touch with their account-holding institution, in order to request that it **establishes a certificate of participation; they must also indicate their e-mail address.** In accordance with the usual procedure, the account-holding institution transmits this certificate, **along with the e-mail address**, to *BNP Paribas Securities Services, GCT – Services aux Émetteurs – Assemblées*, the authorised agent of BNP Paribas and the manager of the Web site for voting via the Internet. This e-mail address will be used by GCT – Assemblées to inform shareholders of their ID numbers so that they can log on to the secure Web site used exclusively for voting prior to the General Meeting. The shareholder then simply follows the instructions on the screen.

The secure Web site used exclusively for voting prior to the General Meeting will be open as from Tuesday 10 March 2009.

It will be possible to vote prior to the Meeting without interruption until the day preceding the Meeting, i.e. **Thursday 26 March 2009**, at 3:00 p.m., Paris time.
It is nonetheless recommended that shareholders not delay voting until the final day.

Address of the Web site dedicated to the General Meeting: **https://gisproxy.bnpparibas.com**

*(1) For both technical and legal reasons, it is not yet possible to vote via the Internet **during** the Meeting itself.*

Using the hard copy form

Terms and conditions of participation

In order to attend personally this Meeting, give a proxy or vote by mail, your BNP Paribas shares just have to be recorded in your name, under registered as well as bearer forms, **in the third working day preceding the Meeting, i.e. on Tuesday, March 24th, 2009.**

YOU WISH TO ATTEND THE MEETING

Bearer shares:

You must ask for an **admission card**. This card is essential to enter the meeting room and vote. To vote:

- please **tick mark box A** of the voting form, and
- **send it back as soon as possible** to the **custodian** in charge of your shares. This custodian will forward it, along with a certificate of participation.

Registered shares:

You may:

- **ask for an admission card to enter more easily the meeting room**; please mark **box A** of the voting form and send it back in the envelope you received,
- **or apply to the relevant reception desk** on the Meeting day with a document justifying your identity.

YOU DON'T WISH TO ATTEND THE MEETING

Please fill in **box B** and sign the correspondence voting form and send it back:

- **if you own registered shares:** to BNP Paribas Securities Services in the enclosed envelope;
- **if you own bearer shares:** to the custodian in charge of your shares which will forward the document, attached with the detention certificate made beforehand.

Your custodian will forward your voting form to BNP Paribas with a certificate of participation. To be valid, the correspondence voting forms must be fully filled in and received by BNP Paribas at least 1 day before the date of the Meeting, i.e. on Thursday 26 March 2009 at 3 p.m. at the latest.

According to Article 18 of the bylaws of BNP Paribas, the General Meeting will be fully broadcasted live on our website "http://invest.bnpparibas.com".

Directions for the shareholders attending the Meeting

The 27 March, 2009 Meeting will begin at 3:30 p.m. sharp. The shareholders will be welcome from 2:30 p.m. on.

For a proper calculation of the votes and quorum, shareholders are reminded that attendance sheets will not be available after 4:00 p.m.



How to vote?

How to fill in the proxy or the correspondence voting form?



You wish to attend the Meeting in person:
- Please tick mark box **A**
- Please date the document and sign it in box **Z**



You cannot attend and you wish to vote by correspondence or by proxy:
- Please tick mark box **B**
- Choose among the 3 possibilities (1 choice only)
- Please date the document and sign it in box **Z**



You give your proxy to the Chairman of the Meeting:
- Please tick mark the box facing "I hereby give my proxy to the Chairman of the Meeting"
- Please check you dated and signed the document in box **Z**
- Make sure you ticked in box **B**



You vote by correspondence:
- Please tick mark the box facing "I vote by post"
  - each numbered box represents one resolution
  - each empty box represents a **YES** vote
  - each blackened box represents a **NO** vote or an abstention (to abstain is equivalent to vote No)
- Please make sure you dated and signed in box **Z**
- Please make sure you ticked in box **B**



This box is to be used to vote for resolutions presented by the shareholders and not registered by the Board of Directors.
If you want to vote, please blacken the corresponding box.



This box corresponds to amendments or new resolutions proposed during the Meeting.
If you want to vote, please blacken the corresponding box.



You give your proxy to a person – an individual or a legal entity – you have chosen (your spouse or any shareholder attending the Meeting):

- Please tick mark the box facing "I hereby appoint"
- Please date the document and sign it in box **Z**
- Please make sure you expressed your choice in box **B**
- Please mention in box **E** the person who – individual or legal entity – will be representing you (name, christian name, address)



Please indicate your name, Christian name, address:

- If these data already show, please check them;
- If the person who signs is not the shareholder, he/she must indicate his/her name, Christian name, address and his/her quality (legal agent, guardian...).



This box must show a date and a signature for all shareholders.

A B

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the meeting and request an admission card : date and sign at the bottom of the form.*

B. ▯ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I wish to use the postal voting form or the proxy form as specified below.*

BNP PARIBAS

S A au Capital de € 1.824.192.214
Siège Social :16, boulevard des Italiens
75009 PARIS
662 042 449 R.C.S PARIS

ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE convoquée pour le vendredi 27 mars 2009 à 15 h 30 au CNIT, 2 place de La Défense - 92090 PARIS LA DEFENSE.

***EXTRAORDINARY GENERAL MEETING** to be held on Friday March 27, 2009 at 3:30 p.m. at the CNIT, 2 place de La Défense - 92090 PARIS LA DEFENSE.*

CADRE RESERVE / *For Company's use only*
Identifiant / *Account*
Nombre d'actions / *Number of shares*: Nominatif / *Registered* (VS / *single vote*; VD / *double vote*); Porteur / *Bearer*
Nombre de voix / *Number of voting rights*

D C E

▯ **JE VOTE PAR CORRESPONDANCE** / *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à **l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

1 ▯	2 ▯	3 ▯	4 ▯	5 ▯	6 ▯	7 ▯	8 ▯	9 ▯
10 ▯	11 ▯	12 ▯	13 ▯	14 ▯	15 ▯	16 ▯	17 ▯	18 ▯
19 ▯	20 ▯	21 ▯	22 ▯	23 ▯	24 ▯	25 ▯	26 ▯	27 ▯
28 ▯	29 ▯	30 ▯	31 ▯	32 ▯	33 ▯	34 ▯	35 ▯	36 ▯
37 ▯	38 ▯	39 ▯	40 ▯	41 ▯	42 ▯	43 ▯	44 ▯	45 ▯

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■.

	Oui *Yes*	Non/No *Abst/Abs*		Oui *Yes*	Non/No *Abst/Abs*
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

▯ **JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE**
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign at the bottom of the form without completing it
cf. au verso renvoi (2) - See reverse (2)

▯ **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée**
I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) ***to represent me at the above mentioned meeting.***
M, Mme ou Mlle / *Mr, Mrs or Miss*
Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions ne seront valides que si elles sont directement enregistrées par l'établissement financier qui tient votre compte de titres.
CAUTION : If you're voting bearer securities, the present instructions will only be valid if they are directly registered with your custodian bank.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

D' F

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* .. ▯
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* .... ▯
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... ▯
  pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf*

D'' Z

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

le 26/03/2009 à 15 h, heure de Paris / *on March 26, 2009, on 3 p.m., Paris time*

à / *at* BNP PARIBAS SECURITIES SERVICES, GCT Assemblées, Immeuble Tolbiac, 75450 PARIS Cedex 09

Date & Signature Z

The owner of the shares must date and sign this form.
In case of joint ownership, each joint owner must sign.
In case of life tenancy, the tenant for life must date and sign.



Proposed resolutions

First resolution

(Creation of a new class of shares comprised of preference shares, and the corresponding amendment to the Articles of Association)

The General Meeting, ruling under the conditions of quorum and majority required for Extraordinary General Meetings, after having taken cognizance of the Board of Directors' report, the Auditors' special report and the report from the Contribution Auditors and pursuant to the provisions of Articles L.228-11 *et seq.* of the French Commercial Code *(Code de commerce)*, resolves, subject to the adoption of the following resolution and of the final completion of the capital increase specified therein,

- to create a new class of shares comprised of preference shares (known as B Shares);
- that the share capital of BNP Paribas will accordingly be split into two classes of shares, "A Shares" corresponding to all the existing shares of BNP Paribas, and "B Shares";
- to adopt, in its entirety, the new text of the Articles of Association included in Appendix 1, which includes the description of the characteristics of B Shares;

and grants all powers to the Board of Directors with power of subdelegation under the conditions set by law, in particular to accomplish all acts and formalities required for implementing this resolution.

Second resolution

(Issue of preference shares for the SPPE)

The General Meeting, ruling under the conditions of quorum and majority required for Extraordinary General Meetings, after having taken cognizance of the Board of Directors' report, the Auditors' special report and the report from the Contribution Auditors, subject to the adoption of the previous resolution and pursuant to the provisions of Articles L.225-129, L.225-129-2, L.225-129-4, L.225-138 and L.228-11 *et seq.* of the French Commercial Code:

- delegates its power to the Board of Directors for the purpose of increasing the share capital through a cash contribution of a maximum nominal amount of €608,064,070 through the issue of a maximum number of 304,032,035 preference shares with a par value of two euros, reserved for the *Société de Prise de Participation de l'État*, a limited company *(société anonyme)* with capital of €1,000,000 whose headquarters are located at 139, rue de Bercy, Paris 12e, registered under number 507 542 652 RCS Paris (hereafter the "SPPE");
- resolves that the subscription price of the shares to be issued in accordance with the present resolution shall be equal to the arithmetic mean of the average stock market prices weighted by the daily volumes of ordinary shares on Euronext Paris over the thirty trading days preceding the date of the decision to carry out the capital increase;
- resolves to cancel shareholders' preferential rights to the preference shares to be issued to the SPPE;
- resolves that the present resolution shall be valid for a period of 18 months as from this Meeting;
- resolves that the preference shares will, as soon as they are created, be subject to all the stipulations of the Articles of Association as amended by the previous resolution;
- resolves that the Board of Directors shall have full powers, with power of subdelegation under the conditions set by law, for the purpose of implementing this resolution, in particular to set the issue price of the preference shares in compliance with the foregoing terms and to complete the amended Articles of Association in accordance with the previous resolution by setting forth therein the said issue price, to set the number of preference shares to be issued within the foregoing limit, to set the issue date of the preference shares within the aforesaid limit, to set the date of dividend entitlement, which may be retroactive, for the shares to be issued, to set the terms for the subscription and payment of the said shares and to define the Fixed Rate stated in the amended Articles of Association in accordance with the previous resolution as being equal to the average of the 5-year CMT rate (constant maturity treasury rate) over the 20 trading days preceding the date of the decision to carry out the capital increase raised by 465 basis points and to complete the Articles of Association accordingly;
- resolves that, if necessary, the Board of Directors, with power of subdelegation under the conditions set by law, may carry out all deductions from the share premium and in particular deduct the costs incurred due to the share issue, deduct the capital increase costs from the amount of the related premium and debit from



this amount the sums required for the legal reserve and generally take all necessary measures and enter into all agreements to successfully complete the issue under consideration, recognise the capital increase resulting from the issue carried out by application of the present delegation, amend the corresponding Articles of Association accordingly, and more generally carry out all required acts and formalities.

Third resolution

(Authorisation to be granted to the Board of Directors to carry out transactions reserved for members of the BNP Paribas Company Share Plan that may be in the form of a capital increase and/or transfer of reserved securities)

The General Meeting, ruling under the conditions of quorum and majority required for Extraordinary General Meetings, after taking cognizance of the Board of Directors' report and the Auditors' special report, and pursuant to Articles L.3332-18 *et seq.* of the French Labour Code *(Code du travail)* and L.225-129-2, L.225-129-6 and L.225-138-1 of the French Commercial Code *(Code du commerce),* delegates its power to the Board of Directors to increase on one or several occasions and on its decision alone, the share capital by a maximum nominal amount of €36 million through the issue of ordinary shares reserved for the members of the Company Savings Plan of the BNP Paribas group.

Pursuant to the provisions of the French Labour Code, the shares thus issued shall be subject to an unavailability period of five years, except in cases of early release.

The subscription price of the shares to be issued in application of the present delegation shall be 20% less than the average listed price of the ordinary share on Euronext Paris for the twenty trading sessions preceding the date of the decision of the Board of Directors setting the subscription opening date. During implementation of the present delegation, the Board of Directors may reduce the amount of the discount on a case by case basis to comply with any tax, social or accounting constraints applicable in countries where the entities of the BNP Paribas group participating in the capital increase operations are based. The Board of Directors may also decide to allocate ordinary shares free of charge to subscribers of new shares, to replace the discount and/or as the employer's contribution.

In the context of the present delegation, the General Meeting resolves to cancel the subscription right of shareholders for ordinary shares to be issued to members of the BNP Paribas group Company Savings Plan.

The present delegation is valid for a period of 26 months as from this Meeting.

The General Meeting grants all powers to the Board of Directors with power of subdelegation under the conditions set by the law, to implement the present delegation, within the limits and under the conditions specified above, in order in particular to:

- determine the companies or groups whose personnel are entitled to subscribe;
- set the conditions regarding length of service that the subscribers of new shares must meet, and, within the legal limits, set the deadline granted to subscribers for the full payment of these shares;
- determine if the subscriptions may be carried out directly or through a company mutual fund or other structures authorised by the laws or regulations;
- define the subscription price of new shares;
- decide on the amount to be issued, the duration of the subscription period, the date on which the new shares will be entitled to dividends, and more generally all the terms of each issue;
- recognize the completion of each capital increase up to the amount of the shares that will be effectively subscribed;
- perform the resulting formalities and make the corresponding amendments to the Articles of Association;
- on its decision alone, after each increase, deduct the capital increase cost from the amount of the related premiums and deduct from this amount the sums required for the legal reserve;
- and generally, take all measures required to carry out the capital increases, under the conditions set forth in the laws and regulations.

Pursuant to the applicable legal provisions, the operations described in the present resolution may also take the form of the transfer of ordinary shares to members of the BNP Paribas group Company Savings Plan.

This authorisation renders null and void, up to the amounts unutilised to date, any previous authorisation of the same kind.

Fourth resolution

(Capital increase through the capitalisation of reserves or profits, or share or contribution premiums)

The Extraordinary General Meeting, ruling under the conditions of quorum and majority required for Ordinary General Meetings, after having taken cognizance of the Board of Directors' report:

- delegates to the Board of Directors, subject to the adoption of the first and second resolutions, its power to increase, on one or more occasions, the share capital within the limit of the maximum nominal amount of €1 billion through the successive or simultaneous capitalisation of all or part of the reserves, profits or share, merger or contribution premiums to be carried out by creating and allocating free shares, by raising the par value of shares, or by using both of these methods;
- resolves that fractional entitlements will not be negotiable and that the corresponding shares shall be sold; the revenue from the sale shall be allocated to entitlement holders no later than thirty days after the registration on their account of the whole number of allocated shares;
- resolves that the Board of Directors shall have full powers, with power of subdelegation to the Chief Executive Officer or in agreement with the Chief Executive Officer, to one or more Chief Operating Officers, under the conditions set by law, for the purpose, where appropriate, of determining the dates and terms of the issues, setting the amounts to be issued and more generally taking all measures to ensure the proper completion, carry out all acts and formalities for the purpose of finalising the corresponding capital increase(s) and carrying out the corresponding amendments to the Articles of Association.

The authorisation thus granted to the Board of Directors is valid, as of this Meeting, for a period of 26 months and as of this day, invalidates the authorisation granted by the eighteenth resolution of the Combined General Meeting of May 21, 2008.

Fifth resolution

(Powers for formalities)

The General Meeting grants full powers to the bearer of an original, a copy or an extract of the minutes of this Meeting to carry out all legal and administrative formalities and to make all filings and announcements stipulated by current laws.

APPENDIX 1 Articles of Association

Section I Form – name – registered office – corporate purpose

Article 1

BNP Paribas is a French Public Limited Company *(société anonyme)* licensed to conduct banking operations under the French Monetary and Financial Code, Book V, Section 1 *(Code monétaire et financier, Livre V, Titre 1er)* on banking sector institutions.

The Company was founded pursuant to a decree dated May 26, 1966. Its legal life has been extended to 99 years from September 17, 1993.

Apart from the specific rules relating to its status as a banking sector institution *(Book V, Section 1 of the French Monetary and Financial Code - Livre V, Titre 1er du Code monétaire et financier)*, BNP Paribas shall be governed by the provisions of the French Commercial Code *(Code de commerce)* concerning commercial companies, as well as by these Articles of Association.

Article 2

The registered office of BNP Paribas shall be located at 16, Boulevard des Italiens, 75009 Paris, France.

Article 3

The purpose of BNP Paribas shall be to provide and conduct the following services with any individual or legal entity, in France and abroad, subject to compliance with the French laws and regulations applicable to credit institutions licensed by the Credit Institutions and Investment Firms Committee *(Comité des Établissements de Crédit et des Entreprises d'Investissement)*:

- any and all investment services;
- any and all services related to investment services;
- any and all banking transactions;
- any and all services related to banking transactions;
- any and all equity investments;

as defined in the French Monetary and Financial Code Book III – Section 1 *(Code monétaire et financier, Livre III, Titre 1er)* governing banking transactions and Section II (Titre II) governing investment services and related services.

On a regular basis, BNP Paribas may also conduct any and all other activities and any and all transactions in addition to those listed above, in particular any and all arbitrage, brokerage and commission transactions, subject to compliance with the regulations applicable to banks.

In general, BNP Paribas may, on its behalf, and on behalf of third parties or jointly therewith, perform any and all financial, commercial, industrial or agricultural, personal property or real estate transactions directly or indirectly related to the activities set out above or which further the accomplishment thereof.

Section II Share capital – shares

Article 4

The share capital of BNP Paribas shall stand at € [...] divided into [...] fully paid-up shares with a par value of €2.

The shares shall be classified into two categories:

- [...] ordinary shares, known as category "A" shares ("A Shares");
- [...] preference shares, deprived of preferential share right, known as category "B" shares ("B shares"), the characteristics of which are described herein.

The B shares were subscribed by the *Société de Prise de Participation de l'État*, a French public limited company *(société anonyme)* with capital of €1,000,000 whose headquarters are located at 139, rue de Bercy, 75012 Paris, registered under number 507 542 652 RCS Paris (hereafter the "SPPE"), which can freely transfer the shares to the French State or to an entity exclusively held directly or indirectly by the French State. Subsequent transfers between the French State and an entity exclusively held directly or indirectly by the French State or between entities exclusively held directly or indirectly by the French State shall be free of any restrictions. (The French State, the SPPE, the entities directly or indirectly held by the French State shall be referred to hereafter as "the State").

With the exception of the transfers set out in the previous paragraph, any plan by the State to transfer the B Shares in its possession should concern the entirety of the B Shares and must be notified to the Company by registered letter with return receipt. The notice shall indicate, as planned, the name(s) of the transferee(s) or the designation procedures of the said transferees.

Within a period of one month following receipt of the notice stipulated in the previous paragraph, the Company may address to the State the Re-purchase Notice defined in Article 6 below in order to carry out, at the earliest opportunity, the re-purchase of all or part of the B shares according to the terms stipulated in the said Article, on the understanding that no agreement from the State shall be required. Where applicable, the one-month deadline stated above shall be extended until prior agreement is obtained from the French General Secretariat of the Banking Commission *(Secrétariat Général de la Commission Bancaire)*.

The State will have a period of six months as from, either the partial re-purchase of the Shares by the Company or in the absence of re-purchase, from the expiry of the time allotted to the Company to send the Re-purchase Notice, to carry out the initially planned transfer, on the understanding that the transfer should concern the entirety of the B Shares that were not re-purchased by the Company. The State undertakes to inform the Company at the earliest opportunity in the case the notified transfer plan becomes null and void.

In these Articles of Association:

- A Shares and B Shares will be collectively referred to as "Shares";
- holders of A Shares will be referred to as "A Shareholders";
- holder(s) of B Shares will be referred to as "B Shareholder(s)";
- A Shareholders and B Shareholders will be collectively referred to as "Shareholders".

Article 5

Any capital reduction motivated by losses will take place between the Shareholders in proportion to their equity stake in the share capital.

In the event of a bonus Share grant in the context of a capital increase through capitalisation of reserves, profits or premiums (other than those carried out pursuant to Articles L.225-197-1 *et seq.* of the French Commercial Code *(Code de commerce)* or any similar code), B Shareholders will receive B Shares in the same proportions as A Shareholders and in proportion to their equity stake in the share capital.

In the event of the free grant to A Shareholders of financial securities other than A Shares, B Shareholders will receive, at their choice, in the same proportions as A Shareholders and in proportion to their equity stake in the share capital either (i) the same financial securities, on the understanding that in case of the grant of financial securities giving immediate or future access to the share capital, these securities will give the right to B Shares or (ii) a cash payment equal to the value of the financial securities calculated by an appraiser designated by B Shareholders and the Company or by ordinance of the president of the Paris commercial court granting interim relief thereon.

Except in the case of capital increase in A Shares, immediate or deferred, with maintenance or cancellation of the preferential share right, regardless of the terms thereof, the Company shall take, under the assumption of other capital changes, the necessary measures to protect the interests of B Shareholders, notwithstanding the provisions of the French Commercial Code *(Code de commerce)* concerning the protection of the rights of preference shareholders.

In the event of a split or increase of the par value of A Shares, the characteristics of B Shares will be automatically adjusted to take account of these changes, as the par value of a B Share shall always be equal to that of an A Share.

Article 6

1. In the event that the B Shares are wholly owned by the State then the Company may, at any time, re-purchase all or part of the B Shares at the Re-purchase Price (as defined hereinafter).

However, if the Current Value of a B Share (as defined hereinafter), increased by the cumulative amount of any premiums paid to holders of B Shares in circulation by way of reimbursement in any manner whatsoever of paid-in capital, divided by the number of B Shares in circulation, before application of the Multiplier Coefficient (as defined in article 23 below), is less than the Issue Price per Share, then the re-purchase may only be carried out with the agreement of the State.

The Issue Price per Share is defined as the sum of the issue prices for each issue of B Shares, divided by the total number of B Shares issued (being specified that the issue price of the B Shares initially issued amounts to [...] euros per B Share, and that the issue price of any B Share which would be issued at the time of an allocation of bonus shares, will be considered equal to zero euro per B Share).

The Re-purchase Price for each B Share shall correspond to the greater of the two amounts below:

(i) 110% of the Current Value per B Share, increased by an amount (x) due on the day of re-purchase and which shall be calculated by multiplying the Current Value per B Share by the Fixed Rate (as defined hereinafter) during the Calculation Period (as defined hereinafter) over 360 days;
(ii) the arithmetical average of the average market prices for the A Shares weighted by the daily volumes traded on Euronext Paris over a period of thirty trading days preceding the re-purchase date.

If the Re-purchase Price paid is:

- as per (i) above then the Company shall pay in addition, on the day of the Annual General Meeting following the re-purchase, an amount (y) corresponding to the difference (if positive) between:
  (a) the product obtained by multiplying the Current Value of a B Share and the Pay-out Ratio (as defined in article 23 of the Articles of Association), calculated for the Calculation Period over 360 days, and
  (b) the amount (x) as calculated above;
- as per (ii) above and the sum of the amounts (i) + (y) is greater than (ii), then the Company will pay, in addition, on the day of the Annual General Meeting following the re-purchase, a sum corresponding to (i) + (y) – (ii).

The Calculation Period shall mean:

- for any re-purchase taking place between the issue date of B Shares and December 31, 2009, the number of days falling between the date of issue of B Shares (inclusive) and the re-purchase date (excluded);
- for any re-purchase taking place between January 1, 2010 and December 31, 2010, the number of days falling between:
  - on the one hand,

    the issue date of B Shares (inclusive) if (i) the General Meeting called to approve the profit distribution for the financial year 2009 has not yet been held or (ii) this Meeting has been held and a B Dividend (as defined in article 23) has been approved but not yet paid on the re-purchase date, or

    January 1, 2010 (inclusive) if (i) the B Dividend for the financial year 2009 has been approved and paid on the



re-purchase date, or (ii) no B Dividend was approved at the General Meeting called to approved the profit distribution for the financial year 2009, and

- on the other hand, the re-purchase date (excluded);

- for any re-purchase taking place during a financial year "n" subsequent to December 31, 2010, the number of days falling between:

  - on the one hand,

    January 1 (inclusive) of the financial year n-1 if (i) the General Meeting called to approve the profit distribution for the financial year n-1 has not yet been held, or (ii) this Meeting has been held and a B Dividend has been approved for that financial year but not yet paid on the re-purchase date, or

    January 1 (inclusive) of the financial year "n" if (i) the B Dividend for the financial year n-1 has been approved and paid on the re-purchase date, or (ii) no B Dividend was approved at the General Meeting called to approved the profit distribution for the year n-1,

  - on the other hand, the re-purchase date (excluded).

In any event, the Re-purchase Price cannot exceed the percentages of the Issue Price per Share set out below:

- 120% in the event of re-purchase between the issue date and June 30, 2013;
- 130% in the event of re-purchase between July 1, 2013 and June 30, 2016;
- 140% in the event of re-purchase between July 1, 2016 and June 30, 2019;
- 150% in the event of re-purchase between July 1, 2019 and June 30, 2022;
- 160% in the event of re-purchase after July 1, 2022.

2. In cases where the B Shares are no longer held by the State, the Company may re-purchase all or part of the B Shares as from the tenth financial year following the financial year in which they were issued, on condition that:

(i) the Current Value is equal to the product obtained by multiplying the Issue Price per Share and the number of B Shares in circulation reduced by any premiums paid to holders of such B Shares by way of reimbursement in any manner whatsoever of paid-in capital, before application of the Multiplier Coefficient; and
(ii) any B Dividend that has been distributed during the two financial years preceding the re-purchase.

The Re-purchase Price for each B Share, in that case, will be:

(i) the Current Value per B Share;
(ii) increased by an amount produced by multiplying the Current Value per B Share and the Fixed Rate calculated for the Calculation Period over 360 days.

3. Irrespective of who holds the B Shares, if these cease to become eligible as Core Tier one Capital of the Company by application of current standards following a change in law, regulations or their interpretation by the General Secretariat of the Banking Commission *(Secrétariat Général de la Commission Bancaire)*, the Company may proceed to re-purchase all or part of the B Shares at the Re-purchase Price calculated according to paragraph 1 or 2 above, as appropriate.

4. B Shareholders will be informed of such a re-purchase by registered letter with return receipt at least thirty calendar days before the re-purchase date (the "Re-purchase Notice"). In the event that the B Shares are no longer held by the State then the Re-purchase Notice may be replaced, within the same timespan, by an announcement published in the Mandatory Legal Notices Bulletin *(Bulletin des Annonces Légales Obligatoires)*.

Any re-purchase of B Shares is subject to prior approval by the General Secretariat of the Banking Commission *(Secrétariat Général de la Commission Bancaire)* (or any authority that may replace it at any time).

Any re-purchase of B Shares shall be approved by the Board of Directors, who may delegate such action within the terms of the law.

Any B Shares re-purchased by application of paragraphs 1, 2 and/or 3 of this article shall be cancelled. In the meantime before cancellation, they shall have the same characteristics as those B Shares that have not been the subject of a re-purchase. The Board of Directors shall acknowledge the number of shares that have been re-purchased and cancelled and make the necessary amendments to the Articles of Association.

The following shall apply as regards these Articles of Association:

The Fixed Rate is the average of the 5 year Constant Maturity Treasury (CMT) rates over the 20 stock market days preceding the date of the decision to issue B Shares increased by 465 basis points, i.e. [...]%.

The Current Value means the Issue Price per Share multiplied by the number of B Shares in circulation (i) reduced by the Reduction Percentage applied to the Current Value, (ii) increased by the Restitution Percentage applied to the Current Value, (iii) reduced by any amounts and/or the value of any assets made over to the holders of B Shares in circulation as compensation for any reduction in share capital not resulting from losses and (iv) reduced by any profit distribution to holders of B Shares in circulation in the form of premiums of any kind whatsoever by way of reimbursement of paid-in capital, before application of the Multiplier Coefficient.

The Current Value of a B Share shall be the Current Value divided by the number of B Shares in circulation.

The Reduction Percentage applying to the Current Value shall be any group net consolidated losses appearing in the annual consolidated accounts approved by the Company

over and above the Franchise, multiplied by the Percentage that the B Shares bear to the Notional Equity Capital on the closing date of those accounts. The Reduction Percentage shall be deemed to apply to the Current Value on the date of certification of the consolidated accounts in which those losses appear.

The Restitution Percentage applying to the Current Value shall be any group net consolidated profits appearing in the annual consolidated accounts approved by the Company, multiplied by the Percentage that the B Shares bear to the Notional Equity Capital on the closing date of those accounts. The Restitution Percentage shall be deemed to apply to the Current Value on the date of certification of the consolidated accounts in which group net consolidated profits appear following the occurrence of a reduction in the Current Value.

Should a reduction in the Current Value occur on several occasions then account shall be taken of the aggregated reductions and the total restitutions effected.

In cases where the State is no longer the holder of the B Shares then for the purposes of calculating the B Dividend, the Current Value Restitution Percentage shall only apply in the above manner from such time as a B Dividend has been paid over the previous two financial years.

In any event the Current Value can never be greater than the product of multiplying the Issue Price per Share by the number of B Shares in circulation, reduced by the cumulative amount of any profit distribution to the holders of B Shares in circulation and/or any premiums of whatsoever kind by way of reimbursement of paid-in capital, before application of the Multiplier Coefficient.

The Franchise shall mean all consolidated reserves, group share, except consolidated own equity instruments and to which the B Shares are subordinate and excepting the statutory reserves, any shareholders' retained earnings carried forward and, where applicable any other group consolidated assets other than equity items or premiums of whatsoever kind by way of reimbursement of paid-in capital.

The Notional Equity Capital, calculated at a given date, shall mean the share capital in the approved Company accounts and composed of A Shares and B Shares increased by the amount of any premiums of whatsoever kind by way of reimbursement of paid-in capital and the statutory reserve.

The Notional Equity Capital making up the B Shares shall mean at any given date:

(i) the product of multiplying the number of B Shares initially issued by the Issue Price per Share, i.e. [...] euros;
(ii) increased, for each new issue of preference shares of the same B category (including the incorporation of reserves) carried out subsequent to the issue of B Shares, by any increase in share capital and attendant premiums;
(iii) increased by a share in any increase in the statutory reserve (carried out subsequent to the issue of B Shares) in the same proportion as the B Shares bear to the share capital;
(iv) reduced by any impact on the share capital, premiums and the statutory reserve of any reduction in share capital resulting from losses, meaning the sum of (i) any reductions in share capital attributable to B Shares and (ii) the product of multiplying the Percentage of the B Shares in the Notional Equity Capital that applied prior to that same reduction in equity by the reduction in the amount of any premiums of whatsoever kind by way of reimbursement of paid-in capital and/or the statutory reserve in the course of that same reduction in share capital;
(v) reduced, in the event of a reduction in share capital not resulting from losses by either (i) as part of the cancellation of B Shares, the amount of the product of multiplying the Issue Price per Share by the number of B Shares cancelled or (ii) in the event of a reduction in par value, the amount consequently made over to B Shareholders;
(vi) reduced by the amount and/or value of assets made over to holders of B Shares as part of any distribution of premiums of whatsoever kind by way of reimbursement of paid-in capital, before application of the Multiplier Coefficient.

The Percentage of B Shares in the Notional Equity Capital shall mean the proportion that the B Shares bear to the Notional Capital.

Article 7

The fully paid-up A Shares shall be held in registered or bearer form at the choice of their holders, subject to compliance with French legal and regulatory provisions in force. B Shares may only be in registered form.

The Shares shall be registered in an account in accordance with the terms and conditions set out in the applicable French laws and regulations in force. They shall be delivered by transfer from one account to another.

The Company may request disclosure of information concerning the ownership of its shares in accordance with the provisions of article L.228-2 of the French Commercial Code *(Code de commerce)*.

Without prejudice to the legal thresholds set in article L.233-7, paragraph 1 of the French Commercial Code *(Code de commerce)*, any Shareholder, whether acting alone or in concert, who comes to directly or indirectly hold at least 0.5% of the share capital or voting rights of BNP Paribas, or any multiple of that percentage less than 5%, shall be required to notify BNP Paribas by registered letter with return receipt within the timeframe set out in article L.233-7 of the French Commercial Code *(Code de commerce)*.

Above 5%, the duty of disclosure provided for in the previous paragraph shall apply to 1% increments of the share capital or voting rights.



The disclosures described in the previous two paragraphs shall also apply when the shareholding falls below the above-mentioned thresholds.

Failure to report either legal or statutory thresholds shall result in loss of voting rights as provided for by article L.233-14 of the French Commercial Code *(Code de commerce)* at the request of one or more Shareholders jointly holding at least 2% of the Company's share capital or voting rights.

Article 8

Each Share shall grant a right to a part of ownership of the Company's assets and any liquidation surplus that is equal to the proportion of share capital that it represents.

In cases where it is necessary to hold several shares in order to exercise any right, and in particular where shares are exchanged, combined or allocated, or following an increase or reduction in share capital, regardless of the terms and conditions thereof, or subsequent to a merger or any other transaction, it shall be the responsibility of those Shareholders owning less than the number of shares required to exercise those rights to combine their shares or, if necessary, to purchase or sell the number of shares or voting rights leading to ownership of the required percentage of shares.

Section III Governance

Article 9

The Company shall be governed by a Board of Directors composed of:

1. Directors appointed by the Ordinary General Shareholders' Meeting

There shall be at least nine and no more than eighteen Directors. Directors elected by the employees shall not be included when calculating the minimum and maximum number of Directors.

They shall be appointed for a three-year term.

When a Director is appointed to replace another Director, in accordance with applicable French laws and regulations in force, the new Director's term of office shall be limited to the remainder of the predecessor's term.

A Director's term of office shall terminate at the close of the Ordinary General Shareholders' Meeting called to deliberate on the financial statements for the previous financial year and held in the year during which the Director's term of office expires.

Directors may be re-appointed, subject to the provisions of French law, in particular with regard to their age.

Each Director, including Directors elected by employees, must own at least 10 Company A Shares.

2. Directors elected by BNP Paribas SA employees

The status of these Directors and the related election procedures shall be governed by articles L.225-27 to L.225-34 of the French Commercial Code *(Code de commerce)* as well as by the provisions of these articles of association.

There shall be two such Directors – one representing executive staff and one representing non-executive staff.

They shall be elected by BNP Paribas SA employees.

They shall be elected for a three-year term.

Elections shall be organised by the Executive Management. The timetable and terms and conditions for elections shall be drawn up by the Executive Management in agreement with the national trade union representatives within the Company such that the second round of elections shall be held no later than fifteen days before the end of the term of office of the outgoing Directors.

Each candidate shall be elected on a majority basis after two rounds held in each of the electoral colleges.

Each application submitted during the first round of elections shall include both the candidate's name and the name of a replacement if any.

Applications may not be amended during the second round of elections.

The candidates shall belong to the electoral college where they present for election.

Applications other than those presented by a trade union representative within the Company must be submitted together with a document featuring the names and signatures of one hundred electors belonging to the electoral college where the candidate is presenting for election.

Article 10

The Chairman of the Board of Directors shall be appointed from among the members of the Board of Directors.

At the proposal of the Chairman, the Board of Directors may appoint one or more Vice-Chairmen.



Article 11

The Board of Directors shall meet as often as necessary for the best interests of the Company. Board Meetings shall be called by the Chairman. Where requested by at least one-third of the Directors, the Chairman may call a Board Meeting with respect to a specified agenda, even if the last Board Meeting was held less than two months previously. The Chief Executive Officer may also request that the Chairman call a Board Meeting to discuss a specified agenda.

Board Meetings shall be held either at the Company's registered office or at any other location specified in the notice of meeting.

Notices of meetings may be served by any means, including verbally.

The Board of Directors may meet and hold valid proceedings at any time, even if no notice of meeting has been served, provided all its members are present or represented.

Article 12

Board Meetings shall be chaired by the Chairman, by a Director recommended by the Chairman for the purpose or, failing this, by the oldest Director present.

Any Director may attend a Board Meeting and take part in its deliberations by videoconference or any other telecommunication and remote transmission means, including internet, subject to compliance with the conditions set out in applicable legislation at the time of its use.

Any Director who is unable to attend a Board Meeting may ask to be represented by a fellow Director, by granting a written proxy, valid for only one specific meeting of the Board. Each Director may represent only one other Director.

At least half of the Board members must be present for decisions taken at Board Meetings to be valid.

Should one or both of the positions of member of the Board elected by employees remain vacant, for whatever reason, without the possibility of a replacement as provided for in article L.225-34 of the French Commercial Code *(Code de commerce),* the Board of Directors shall be validly composed of the members elected by the Shareholders' Meeting and may validly meet and vote.

Members of the Company's Executive Management may, at the request of the Chairman, attend Board Meetings in an advisory capacity.

A full member of the Company's Central Works Committee, appointed by said Committee, shall attend Board Meetings in an advisory capacity, subject to compliance with the provisions of French legislation in force.

Decisions shall be taken by a majority of Directors present or represented. In the event of a split decision, the Chairman of the Meeting shall have the casting vote, except as regards the proposed appointment of the Chairman of the Board of Directors.

The decisions taken by the Board of Directors shall be recorded in minutes drawn up in a special register prepared in accordance with French legislation in force and signed by the Chairman of the Meeting and one of the Directors who attended the Meeting.

The Chairman of the Meeting shall appoint the Secretary to the Board, who may be chosen from outside the Board's membership.

Copies or extracts of Board minutes may be signed by the Chairman, the Chief Executive Officer, the Chief Operating Officers or any representative specifically authorised for such purpose.

Article 13

The Ordinary General Shareholders' Meeting may grant Directors' fees under the conditions provided for by French law.

The Board of Directors shall divide up these fees among its members as it deems appropriate.

The Board of Directors may grant exceptional compensation for specific assignments or duties performed by the Directors under the conditions applicable to agreements subject to approval, in accordance with the provisions of articles L.225-38 to L.225-43 of the French Commercial Code *(Code de commerce).* The Board may also authorise the reimbursement of travel and business expenses and any other expenses incurred by the Directors in the interests of the Company.

Section IV Duties of the Board of Directors, the Chairman, the Executive Management and the Non-Voting Directors (*Censeurs*)

Article 14

The Board of Directors shall determine the business strategy of BNP Paribas and supervise the implementation thereof. Subject to the powers expressly conferred upon the Shareholders' Meetings and within the limit of the corporate purpose, the Board shall handle any issue concerning the smooth running of BNP Paribas and settle matters concerning the Company pursuant to its deliberations. The Board of Directors shall receive from the Chairman or the Chief Executive Officer all of the documents and information required to fulfil its duties.

The Board of Directors' decisions shall be executed by either the Chairman, the Chief Executive Officer or the Chief Operating Officers, or by any special representative appointed by the Board.

At the proposal of the Chairman, the Board of Directors may decide to set up committees responsible for performing specific tasks.

Article 15

The Chairman shall organise and manage the work of the Board of Directors and report thereon to the Shareholders' Meeting. The Chairman shall also oversee the smooth running of BNP Paribas's management bodies and ensure, in particular, that the Directors are in a position to fulfil their duties.

The remuneration of the Chairman of the Board shall be freely determined by the Board of Directors.

Article 16

The Board of Directors shall decide how to organize the executive management of the Company. The executive management of the Company shall be ensured under his own liability either by the Chairman of the Board of Directors or by another individual appointed by the Board of Directors and bearing the title of Chief Executive Officer.

Shareholders and third parties shall be informed of this choice in accordance with the regulatory provisions in force.

The Board of Directors shall have the right to decide that this choice be for a fixed term.

In the event that the Board of Directors decides that the Executive Management shall be ensured by the Chairman of the Board, the provisions of these articles of association concerning the Chief Executive Officer shall apply to the Chairman of the Board of Directors who will in such case assume the title of Chairman and Chief Executive Officer. He shall be deemed to have automatically resigned at the close of the Shareholders' Meeting held to approve the financial statements for the year in which he reaches sixty-five years of age.

In the event that the Board of Directors decides that such duties should be separated, the Chairman shall be deemed to have automatically resigned at the close of the Shareholders' Meeting held to approve the financial statements for the year in which he reaches sixty-eight years of age. However, the Board may decide to extend the term of office of the Chairman of the Board until the close of the Shareholders' Meeting held to approve the financial statements for the year in which he reaches sixty-nine years of age. The Chief Executive Officer shall be deemed to have automatically resigned at the close of the Shareholders' Meeting held to approve the financial statements for the year in which he reaches sixty-three years of age. However, the Board may decide to extend the term of office of the Chief Executive Officer until the close of the Shareholders' Meeting held to approve the financial statements for the year in which he reaches sixty-four years of age.

Article 17

The Chief Executive Officer shall be vested with the broadest powers to act in all circumstances in the name of BNP Paribas. He shall exercise these powers within the limit of the corporate purpose and subject to those powers expressly granted by French law to Shareholders' Meetings and the Board of Directors.

He shall represent BNP Paribas in its dealings with third parties. BNP Paribas shall be bound by the actions of the Chief Executive Officer even if such actions are beyond the scope of the corporate purpose, unless BNP Paribas can prove that the third party knew that the action concerned was beyond the scope of the corporate purpose or had constructive knowledge thereof in view of the circumstances. The publication of the Company's articles of association alone shall not constitute such proof.

The Chief Executive Officer shall be responsible for the organisation and procedures of internal control and for all



information required by French law regarding the internal control report.

The Board of Directors may limit the powers of the Chief Executive Officer, but such limits shall not be valid against claims by third parties.

The Chief Executive Officer may delegate partial powers, on a temporary or permanent basis, to as many persons as he sees fit, with or without the option of redelegation.

The remuneration of the Chief Executive Officer shall be freely determined by the Board of Directors.

The Chief Executive Officer may be removed from office by the Board of Directors at any time. Damages may be payable to the Chief Executive Officer if he is unfairly removed from office, except where the Chief Executive Officer is also the Chairman of the Board of Directors.

In the event that the Chief Executive Officer is a Director, the term of his office as Chief Executive Officer shall not exceed that of his term of office as a Director.

Article 18

At the proposal of the Chief Executive Officer, the Board of Directors may, within the limits of French law, appoint one or more individuals, called Chief Operating Officers, responsible for assisting the Chief Executive Officer.

In agreement with the Chief Executive Officer, the Board of Directors shall determine the scope and term of the powers granted to the Chief Operating Officers. However, as far as third parties are concerned, the Chief Operating Officers shall have the same powers as the Chief Executive Officer.

When the Chief Executive Officer ceases to perform his duties or is prevented from doing so, the Chief Operating Officers shall, unless the Board of Directors decides otherwise, retain their positions and responsibilities until a new Chief Executive Officer is appointed.

The remuneration of the Chief Operating Officers shall be freely determined by the Board of Directors, at the proposal of the Chief Executive Officer.

The Chief Operating Officers may be removed from office by the Board of Directors at any time, at the proposal of the Chief Executive Officer. Damages may be payable to the Chief Operating Officers if they are unfairly removed from office.

Where a Chief Operating Officer is a Director, the term of his office as Chief Operating Officer may not exceed that of his term of office as a Director.

The Chief Operating Officers' terms of office shall expire at the latest at the close of the Shareholders' Meeting called to approve the financial statements for the year in which the Chief Operating Officers reach sixty-five years of age.

Article 19

At the proposal of the Chairman, the Board of Directors may appoint one or two non-voting Directors *(censeurs)*.

Notices of meetings shall be served to non-voting Directors, who shall attend Board Meetings in an advisory capacity.

They shall be appointed for six years and may be reappointed for further terms. They may also be dismissed at any time under similar conditions.

They shall be selected from among the Company's Shareholders and their remuneration shall be determined by the Board of Directors.

Section V Shareholders' Meetings

Article 20

1. Shareholders' Meetings shall be composed of Shareholders. However, only the A Shareholders have voting rights in Ordinary and Extraordinary General Meetings.

Shareholders' Meetings shall be called and held subject to compliance with the provisions of the French Commercial Code.

They shall be held either at the head office or at any other location specified in the notice of meeting.

They shall be chaired by the Chairman of the Board of Directors, or, in his absence, by a Director appointed for this purpose by the Shareholders' Meeting.

Any Shareholder may, subject to providing proof of identity, attend a Shareholders' Meeting either in person or by postal or proxy vote, appointing a representative or for A shareholders by returning a correspondence voting form.

Share ownership is evidenced by an entry either in BNP Paribas' share register in the name of the shareholder, or in the register of bearer shares held by the applicable



authorised intermediary, within the deadlines and under the conditions provided for by the regulations in force. In the case of bearer shares, the authorised intermediary shall provide a certificate of participation for the shareholders concerned.

The deadline for returning postal votes shall be determined by the Board of Directors and stated in the notice of meeting published in the French legal announcements journal *(Bulletin des Annonces Légales Obligatoires – BALO).*

At all Shareholders' Meetings, the voting right attached to A shares bearing beneficial rights shall be exercised by the beneficial owner.

If the Board of Directors so decides at the time that the Shareholders' Meeting is called, the public broadcasting of the entire Shareholders' Meeting by videoconference or any other telecommunication and remote transmission means, including internet, shall be authorized. Where applicable, this decision shall be communicated in the notice of meeting published in the French legal announcements journal *(Bulletin des Annonces Légales Obligatoires – BALO).*

Any A shareholder may also, if the Board of Directors so decides at the time of issuing the notice of meeting, vote by videoconference or any other telecommunication and remote transmission means, including internet, under the conditions provided for by the regulations applicable at the time of its use. If an electronic voting form is used, the shareholder's signature may be in the form of a secure digital signature or a reliable identification process safeguarding the link with the document to which it is attached and may consist, in particular, of a user identifier and a password. Where applicable, this decision shall be communicated in the notice of meeting published in the French legal announcements journal *(Bulletin des Annonces Légales Obligatoires – BALO).*

2. B Shareholders are convened to Special Meetings.

Special Meetings are convened and deliberate in accordance with the provisions of the French Commercial Code.

The provisions of 1. above regarding the attendance and voting via visioconferencing or by any telecommunication or remote transmission means are applicable to the Special Meetings.

Section VI Statutory Auditors

Article 21

At least two principal Statutory Auditors and at least two deputy Statutory Auditors shall be appointed by the Shareholders' Meeting for a term of six financial years.

Their term of office shall expire after approval of the financial statements for the sixth financial year.

Section VII Annual financial statements

Article 22

The Company's financial year shall start on January 1 and end on December 31.

At the end of each financial year, the Board of Directors shall draw up annual financial statements and write a management report on the Company's financial position and its business activities during the previous year.

Article 23

Net income is composed of income for the year minus expenses, depreciation, amortisation and provisions.

The distributable earnings consist of profit for the year minus prior losses and the sums to be taken to reserves in accordance with the law, and increased by retained earnings.

The General Meeting may deduct any amounts to be allocated to any optional, ordinary or extraordinary reserves or carry them forward.

The General Meeting may also resolve to distribute sums deducted from reserves that it has available.

Subject to it allowing payment, any distribution to shareholders of:

(i) all of dividend B (as defined below) to B Shareholders, and
(ii) a dividend to A shareholders,

is made in the manner described as follows.

However, except in the event of a capital reduction, no amounts may be distributed to the Shareholders if the shareholders' equity is, or would become, following such distribution, lower than the amount of capital plus the reserves which is not open to distribution pursuant to French law or these articles of association.



Subject to the resolution of the Ordinary General Meeting to adopt the B Dividend and a dividend to A shareholders in the absence of a Prudential Event, the dividend for B Shares (hereinafter the "B dividend") shall be determined by multiplying the Actual Amount per B Share by the highest of the following rates, which in no circumstances may exceed twice the Fixed Rate:

(i) the Fixed Rate plus an additional 25 basis points for each year as from January 1, 2010 and fors the five following years such that as from January 1, 2015 the rate applied shall be the Fixed Rate plus 150 basis points, it being specified that for the first period for which the B Dividend shall be due, this being 2009, this rate shall be applied to the period between the issue date of the B shares inclusive and December 31 exclusive, taken to 360 days;

(ii) a percentage rate (the Payout Ratio) equalling the dividend paid to each A Share divided by the Unit Issue Price of the B Shares, a percentage set at 105% for the dividend paid for the 2009 period; 110% for that paid out for 2010; 115% for that disbursed for years 2011 to 2017; and 125% for the amount paid for 2018 and afterwards. It is specified that the Payout Ratio shall be applied for the period between the issue date of the B shares inclusive and December 31, 2009 exclusive, taken to 360 days.

In the event the State no longer held B shares, the rates envisaged in (i) and (ii) shall be fixed at the level reached at such time as the aforesaid B shares shall be disposed of by the State.

A Prudential Event shall consist of situations in which (i) the consolidated solvency ratio of the Company is less than the minimum percentage required by banking regulations in effect, or (ii) the Company receives written notification from the General Secretariat of the Banking Commission advising it that its financial situation shall result in the near future in falling below the minimum envisaged in (i).

Like the A Share dividend, the B Dividend is not cumulative. Thus if for any reason whatsoever the B Dividend were not due for a period, it would not be carried forward to subsequent periods.

The B Dividend shall be paid to B Shareholders once only on the dividend payment date to A Shareholders, it being specified that any interim dividend payment to A shareholders shall also give rise to an interim dividend payment in the same amount to the B Shareholders.

In accordance with the provisions of Article L.232-18 of the French Commercial Code, the General Meeting may propose to A shareholders the choice of dividend or interim dividend payments in all or part via the issue of new A Shares in the Company.

Any decision of the Company resulting in an amendment to its earning appropriation rules shall be subject to the prior agreement by the Special Meeting of B Shareholders mentioned above in Article 20.

The Company may make an exceptional distribution of reserves or premiums in the form of an exceptional dividend subject to:

(i) the existence of sufficient distributable amounts to pay all of the Exceptional B Dividend (as defined below), and

(ii) the absence of a Prudential Event.

The Exceptional B Dividend per B share shall equal a percentage of the exceptional amount distributed to each A share, equalling 105% for the dividend paid during the 2009 period; 110% for 2010; 115% for years 2011 to 2017; and 125% for the amount paid for 2018 and subsequently (this variable percentage being defined as the "Multiplier Coefficient").

For B Shares that the State may no longer hold, the percentage envisaged in the above paragraph would be fixed at the level reached at such time as the B Shares would be divested by the State.

Section VIII Dissolution

Article 24

Should BNP Paribas be dissolved, the shareholders shall determine the form of liquidation, appoint the liquidators at the proposal of the Board of Directors and, in general, take on all of the duties of the Shareholders' Meeting of a French Public Limited Company *(société anonyme)* during the liquidation and until such time as it has been completed.

Section IX Disputes

Article 25

Any and all disputes that may arise during the life of BNP Paribas or during its liquidation, either between the shareholders themselves or between the shareholders and BNP Paribas, pursuant to these articles of association, shall be ruled on in accordance with French law and submitted to the courts having jurisdiction.



Summary of proposed resolutions

Five resolutions are to be put to the vote at the Extraordinary General Meeting scheduled for March 27, 2009.

The first two concern:

- *the creation of a new share category consisting of preferred shares and the resulting modification to the Bank's Articles of Association (first resolution);*
- *following on from this, a capital increase through a preferred share issue (second resolution) reserved for the state-owned Société de Prise de Participation de l'État (SPPE).*

These resolutions fall within the scope of the measures announced by the French Government on October 13, 2008 designed to strengthen the equity capital of banks so that they in turn may continue to finance the economy.

BNP Paribas meets the equity capital requirements imposed by the supervisor. Nevertheless, BNP Paribas intends to fulfill to the utmost extent its mission to finance the real economy in spite of difficult refinancing conditions. As a result, it has elected to be part of the initiative proposed by the government in the interests of its clients as well as of its shareholders.

Consequently, BNP Paribas has made a commitment to:

- *4% annual growth in its loan outstandings to the French economy in 2009. This includes loans to individual customers (housing and consumer credit) and corporate customers;*
- *respect the AFEP-MEDEF (the French business leaders association) recommendations of October 2008 regarding executive compensation. BNP Paribas announced as early as November 6, 2008 that these recommendations and those previously published on corporate governance were part of the Code to which it voluntarily adhered. BNP Paribas occupies the leading position in the corporate governance ratings published in February 2009 by Riskmetrics (specialist in risk assessment) and Capitalcom, an agency specializing in financial and extra-financial communication.*

In view of the above, the Bank:

- *issued on December 11, 2008 €2.55 billion in perpetual super-subordinated notes, eligible for Tier 1 capital under the first phase of the French economic stimulus plan;*
- *announced on January 21, 2009 that it will participate in the second phase of an equity capital increase in a similar amount of €2.55 billion. In addition to the super-subordinated debt, options include the issuance of non-voting preferred shares that constitute "Core Tier1" but are less diluting than ordinary shares in an amount that could go as high as €5.1 billion for concomitant repayment of the super-subordinated notes subscribed during Phase One.*



Summary of proposed resolutions

Subject to the adoption of the second resolution authorizing the preferred share issue in favour of SPPE and taking into account the report of the Board of Directors, the special report of the Statutory Auditors and the report of the appraisers, the **FIRST RESOLUTION** requests your approval of the creation of a new share category consisting of preferred shares and the subsequent modification of the Articles of Association. The preferred shares as offered to you here would allow you to strengthen your Company's share capital with a limited dilution for existing shareholders. This applies to:

- control:
  - no voting rights,
  - no preferred subscription rights,
  - shares cannot be converted into ordinary shares;
- as well as to payments:
  - no discount on issue price,
  - preferred shares to receive a dividend only if a dividend is paid on ordinary shares,
  - any dividend paid on preferred shares must be authorized by the Ordinary General Meeting,
  - in contrast to the ordinary share dividend, the dividend payable on preferred shares is limited; its return may never exceed two times the fixed rate of the Super-Subordinated Notes issued by BNP Paribas on December 11, 2008, recalculated on the date of the decision to issue preferred shares[1]. The return on the preferred share is therefore comparable to the return on an ordinary share within this "tunnel" only, since outside the note is like a bond instrument,
  - if the preferred dividend does not become due during a specific accounting period, it will not be accounted for in subsequent accounting periods and is therefore not cumulative,
  - a buy-back may occur at any time at the sole request of the issuer, at a price increasing over time but in any case capped at 160% of the issuance price per unit after July 1, 2022.

Subject to the adoption of the first resolution, the **SECOND RESOLUTION** will be put to shareholders, following consideration of the report of the Board of Directors and the special report of the Statuory Auditors and the report of the appraiser, to approve the issuance of said preferred shares in favour of SPPE.

The maximum capital increase that can be realized would therefore be limited to 304,032,035 shares, which corresponds to the legal ceiling of 25% of the total capital post-preferred share issue. If the issue amount (including premium) is €5.1 billion as anticipated (cf. the Board's report), account must be taken of the uncertainty regarding the issue price of the preferred shares, since this can only be determined on the occasion of the use of the authorization granted by the present General Meeting of Shareholders.

All things being equal, the expectation is that after the subordinated debt issued in December 2008 has been repaid, there will be an increase of 1.0% in Core Tier 1 and 0.5% in Tier 1, the latter standing at 8.4% at January 1, 2009 (pro forma).

French law requires that whenever a cash capital increase occurs, the Extraordinary General Meeting will also rule upon a draft resolution in respect of a capital increase for employees. It is therefore solely with the aim of meeting this formal legal provision that the **THIRD RESOLUTION** is being proposed, consisting of asking shareholders to authorize the Board of Directors, for a period of 26 months, to carry out transactions reserved for members of the Bank's Corporate Savings Plan *(Plan d'Épargne d'Entreprise)*; the adoption of this provision would supersede the identical authorization granted by the 20th resolution of the General Meeting of May 21, 2008.

The **FOURTH RESOLUTION** authorizes the Board of Directors to increase the share capital by incorporating reserves within the limit of €1 billion. This action would thus lead to the creation and free allocation of shares and/or an increase in the par value of existing shares, both ordinary and preferred. This resolution would update, taking into consideration the existence of ordinary as well as of preferred shares, the similar resolution adopted by the General Meeting of Shareholders on May 21, 2008.

Finally, the **FIFTH RESOLUTION** is a standard resolution concerning the granting of the necessary powers to carry out publication and other legal formalities in relation to the Extraordinary General Meeting.

1) The return on the preferred shares may not be less than a floor equal to one time the rate of the super-subordinated notes plus 0.25% per annum from January 1, 2010, up to a maximum of 1.50% from January 1, 2015.



Report of the Board of Directors

I. Capital increase through the issue of preferred shares for the Company to *Société de Prise de Participation de l'État* – Resulting adoption of new Articles of Association of the Company

Within the framework of the second phase of the French plan to recapitalize banks, as approved by the European Commission on January 28, 2009, and to strengthen our Company's "Tier 1" capital, which is being used to support its commitment to growth in its loan outstandings to the French economy in 2009, the Board of Directors proposes that you vote on the First and Second Resolutions to increase the capital of the Company for the benefit of Société de Prise de Participation de l'État in a maximum total amount of €608,064,070 by creating a maximum of 304,032,035 preferred shares (called "B Shares") in the context of new Articles of Association whose text appears in the Appendix of Proposed Resolutions (hereinafter "the Articles of Association") as required by the provisions of Articles L.228-11 *et seq.* of the Commercial Code. This issue is being carried out for the benefit of *Société de Prise de Participation de l'État*, and it is therefore requested that the General Meeting eliminate the preferential subscription rights of ordinary shareholders.

It should be noted that the €2.55 billion of super-subordinated notes ("TSS") issued in December 2008 and subscribed by the Société de Prise de Participation de l'État as part of the first phase of the French plan for the recapitalization of banks, as approved by the European Commission on December 8, 2008, will be simultaneously redeemed.

From a regulatory perspective, the preferred shares represent "Core Tier 1" capital with unlimited eligibility.

The information required by Article R.225-113 of the Commercial Code pertaining to developments in the Company's business appears in the Reference Document prepared for the 2008 fiscal year.

In voting on the First Resolution, and subject to the vote on the Second Resolution, it is proposed that you adopt the modifications to be made to the Articles of Association of BNP Paribas; it is in fact legally required that the rights and characteristics of the new category of shares that constitute the preferred shares be defined in the Articles of Association. In particular, it should be noted that preferred shares will not have voting rights in General Meetings of shareholders, nor will they have preferential subscription rights. They will convey the right to a preferred dividend subject to the terms and conditions specified in the Articles of Association. They may be redeemed at the initiative of BNP Paribas in accordance with the terms described in the Articles of Association. The preferred shares will not be convertible into ordinary shares of the Company.

The primary conditions of the issue are as follows:

- the total amount of the issue (premium included), as currently planned, is €5.1 billion;
- the issue price of one preferred share (Unit Issue Price) will be the arithmetic mean of the average market price weighted by daily volumes of the Company's ordinary shares on Euronext Paris for the thirty trading days preceding the date of the decision to carry out the capital increase, which it is proposed you delegate to the Board of Directors;
- the number of preferred shares to be issued will be based on the issue price, which will be set by the Board of Directors as described above. In any event, it will not exceed 304,032,035 shares, the maximum number of shares determined under the limit resulting from the application of Article L 228-11 of the Commercial Code;
- the par value of a preferred share will be two euros, it being understood that the par value of a preferred share must always be equal to that of an ordinary share;
- the preferred shares will not be listed when they are issued.

It should be noted that no preferred dividend will be payable to the owners of preferred shares for the 2008 fiscal year. For the 2009 fiscal year, the preferred dividend will be paid to holders of preferred shares under the terms specified in the Articles of Association, i.e. subject to the existence of a sufficient distributable amount, the decision of the Annual General Meeting to vote on an ordinary dividend and the preferred dividend, and the absence of a Regulatory Event (as defined in the Articles of Association). The amount thus



payable to holders of preferred shares, on a prorated basis, will correspond to the result of multiplying the Current Amount [1] by the higher of the following rates, which will in no case exceed two times the Fixed Rate [2]:

(ii) the Fixed Rate;
(i) 105% of the Payment Rate, equal to the dividend paid on each ordinary share for the 2009 fiscal year, divided by the Unit Issue Price of the preferred shares.

In succeeding years, the mechanism will be identical to the one described above, but the Fixed Rate will be increased by 25 basis points a year during the six following fiscal years, up to a maximum of 150 basis points beginning in fiscal 2015. The percentage of the Payment Rate is also progressive in accordance with the terms described in the Articles of Association (110% for the dividend paid for fiscal 2010 up to 125% for the dividend paid for fiscal 2018 and thereafter).

It is noted that if the Annual General Meeting decides not to approve the distribution of an ordinary dividend or a preferred dividend, no amount will be due by the Company to holders of ordinary shares or to holders of preferred shares.

Under the current provisions, dividends on preferred shares are not deductible from the Company's taxable income.

The graph below shows the return on a preferred share (in pink) and on an ordinary share (in blue), based on an ordinary dividend and under the assumption that the Current Amount is equal to the total amount of the issue. The preferred dividend changes based on the ordinary dividend (according to a variable percentage between 105% (for fiscal year 2009) and 125% (for fiscal year 2018 and thereafter), between the amount resulting from the application of the Fixed Rate (increased by additional basis points depending on the fiscal year, subject to the Articles of Association) and the amount resulting from the application of two times the Fixed Rate, it being noted that if there is no ordinary dividend, no preferred dividend is payable.

Return on a preferred share as a function of the ordinary dividend


Return of Instrument
2 * Fixed Rate
Preferred share
Fixed rate
Ordinary
Ordinary dividend

The preferred shares may be redeemed by the Company subject to the terms defined in the Articles of Association. It is particularly noted that, if they are wholly owned by the State (as defined in the Articles of Association), the Company may at any time redeem the preferred shares, in whole or in part, at the higher of the following two amounts, within the limit of a progressive percentage of the Unit Issue Price (which varies, starting from the issue date, between 120% and 160%, subject to the terms specified in Appendix 1):

(i) 110% of the Current Amount per preferred share, increased by the dividend which would have been payable as established by the decision of the General Meeting following the redemption, calculated on a prorated basis;
(ii) the arithmetic mean of the average stock prices weighted by daily volumes of the Company's ordinary shares on Euronext Paris for the thirty trading days preceding the redemption date.

The graph below shows the change in the redemption price of a preferred share as a function of the trading price of an ordinary share under the assumption that the redemption is carried out immediately following the payment of the preferred dividend. The redemption price thus changes in the same way as the price of an ordinary share, while always remaining greater than 110% of the Current Amount and less than a percentage (between 120% and 160% depending on the redemption date) of the Unit Issue Price.

(1) Defined in the Articles of Association; it corresponds to the Issue Price less the impact of cumulative net consolidated losses, if applicable, beyond a deductible or the impact of transactions undertaken to repay the amount of the contribution.

(2) Defined in the Second Resolution; it will be set on the date that the capital increase is approved by the Board of Directors, or, if applicable, its sub-delegate; as a point of reference, for the deeply subordinated bonds issued in December 2008, this rate was 7.75% for the Company.

Change in redemption price as a function of the trading price of an ordinary share


Redemption Price
Ceiling
Floor
Price of an ordinary share

Finally, if the preferred shares are no longer held by the State, their characteristics will be modified, in accordance with the Articles of Association, particularly regarding the conditions for establishing the preferred dividend and for redemption.

In voting on the Second Resolution, and subject to the adoption of the First Resolution, you are being requested to rule on the capital increase by the issue of preferred shares described above.

A report from the Auditors appointed by the President of the Commercial Court of Paris, who, in accordance with Articles L.228-15 and L.225-147 of the Commercial Code, were charged with the responsibility of assessing the special advantages pertaining to the preferred shares described above, as well as the special reports of the Company's Statutory Auditors prepared in compliance with legal requirements, are also available for you to consult in accordance with the legal provisions.

An additional report will be prepared when the delegation conferred by the resolution you have been requested to approve is exercised; it will be made available to shareholders in compliance with legal requirements. The Statutory Auditors will also prepare an additional report under the same conditions.

II. Capital increase reserved for employees

In any decision on a capital increase in cash, Article L.225-129-6 of the Commercial Code requires the Extraordinary General Meeting to rule on a draft resolution regarding a capital increase reserved for employees.

Consequently, in order to comply with this legal provision, you are requested to vote on the Third Resolution.

The authorization that is the subject of this resolution, conferred for a period of 26 months from the date of this Meeting, renders null and void the authorization conferred by the Twentieth Resolution of the General Meeting of May 21, 2008.

III. Capital increase by incorporation of reserves, retained earnings, issuance premiums or capital contribution

If capital is increased by incorporation of reserves, retained income, or premiums by granting bonus shares to shareholders, the terms and conditions attached to the preferred shares, as well as the planned changes in the Articles of Association, provide for the allocation of preferred shares to holders of shares in this category.

It is therefore proposed that you rule on the Fourth Resolution, which allows, in the event of capital increases by incorporation of reserves, retained earnings or premiums, the granting of all types of shares, whether ordinary or preferred. The authorization given under this resolution is valid for a period of 26 months beginning on the date of this Meeting, and supersedes the authorization conferred by the Eighteenth Resolution of the General Meeting on May 21, 2008.



Application form for documents to be sent by e-mail,

to owners of registered shares [1] who wish to participate in the Shareholders' General Meetings



BNP PARIBAS

Form to be sent to:
BNP PARIBAS SECURITIES SERVICES
GCT - Services aux Émetteurs – Assemblées
Immeuble Tolbiac - 75450 PARIS Cedex 09 – France

The undersigned

Christian name and Name: ....

Address: ....

Zip Code: ☐☐☐☐☐ City: .... Country: ....

E-mail: .... @ ....

Hereby requests that the documents necessary to participate in BNP Paribas General Meetings, be sent to me by e-mail from now on.

In ....

Date 2009

Signature

Should you wish to receive again your convening notice and the voting form by post, please let us know by sending us a recorded letter with acknowledgement of receipt.



(1) This possibility is reserved to the owners of registered shares of BNP Paribas only.



Application form for Documents and Information



BNP PARIBAS

Form to be sent to:
BNP PARIBAS SECURITIES SERVICES
GCT - Services aux Émetteurs - Assemblées
Immeuble Tolbiac - 75450 PARIS Cedex 09

Extraordinary General Meeting on Friday March 27th 2009

The undersigned

Christian name and Name: ....

Address: ....

Zip Code: ☐☐☐☐☐ City: .... Country: ....

Holding: ....

- registered shares,
- bearer shares in the books of [1] ....

kindly asks BNP Paribas to send documents and information as stated in Article R.225-83 and Article R.225-88 of the French Commercial Code, in view of the Extraordinary General Meeting of March 27th, 2009.

In ....

Date 2009

Signature

PLEASE NOTE: As per paragraph 3 of Article R.225-88 of the French Commercial Code, the holders of registered shares may obtain, on a single specific request, these documents from the bank for each further General Meeting.

(1) Name and address of the custodian in charge of your shares.





BNP PARIBAS